[Sullivan & Cromwell LLP Letterhead]

September 26, 2014

VIA EDGAR CORRESPONDENCE

Mr. Tom Kluck,
Branch Chief,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	NorthStar Realty Finance Corp.
Registration Statement on Form S-4
Filed August 19, 2014
File No. 333-198234

Dear Mr. Kluck:

Set forth below are the responses of NorthStar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 18, 2014 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed on August 19, 2014. On the date hereof, the Company filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”).

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Amendment.

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General

Comment No. 1

As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2013, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Response to Comment No. 1
The Company has asked us to supplementally advise the Staff that the Company acknowledges the Staff’s comment and is, contemporaneously with the submission of this Letter, submitting its response

Mr. Tom Kluck
Securities and Exchange Commission    Page 2

to the letter dated September 15, 2014 addressing the Staff’s comments to its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2013. Based on the Staff’s comments to the Form 10-K and the Company’s responses to those comments, specifically providing the Staff with the requested explanations and undertaking to enhance the Company’s disclosure in future periodic reports, the Company does not believe that any updates to its Registration Statement on Form S-4 are necessary.

Comment No. 2

Please provide us with copies of any non-public information, including board books, financial forecasts, and projections, presented to the board and/or Special Committee by NorthStar’s and Griffin-American’s management and financial advisors.
Response to Comment No. 2
The Company has asked us to supplementally advise the Staff that in response to Comment 2: (i) Paul, Weiss, Rifkind, Wharton & Garrison, LLP on behalf of the Company (including materials prepared by CS Capital Advisors, LLC and presented to the Company board); (ii) Latham & Watkins LLP on behalf of Griffin-American (including materials prepared by Robert A. Stanger & Co., Inc. and presented to the Griffin-American Special Committee); (iii) Gibson Dunn & Crutcher LLP on behalf of UBS Securities LLC; and (iv) Cleary Gottlieb Steen & Hamilton LLP on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated are each separately sending to your attention, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended, copies of non-public information presented to the board and/or Special Committee by the Company’s and Griffin-American’s management and financial advisors. With respect to financial advisor presentations, the Company has asked us to supplementally advise the Staff that the latest materials delivered by each financial advisor to the board or special committee will be included in such submissions. In accordance with the Rules referred to above, each submitting person has requested that such materials be returned promptly following completion of the Staff’s review thereof and has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 31
General

Comment No. 3

Please expand your disclosure to include a more detailed discussion of the merger transaction. Your enhanced disclosure should include a description of the significant terms of any financing the company plans to secure as part of the transaction as well as any plans to retire outstanding debt of Griffin-American.
Response to Comment No. 3
The Company has asked us to supplementally advise the Staff that in response to Comment 3, the Company has enhanced its disclosure under “Unaudited Pro Forma Condensed Consolidated Financial Statements” on page 31 of the Amendment to provide a more detailed discussion of the merger, including a description of the significant terms of the financing that the Company plans to obtain in connection with the transaction. In addition, the Company has asked us to supplementally advise the Staff that it plans to repay the outstanding debt of Griffin-American contemporaneous with the closing and has included in the pro forma financial statements on page 31 of the Amendment information to this effect.

Mr. Tom Kluck
Securities and Exchange Commission    Page 3

Pro Forma Income Statement for the period ended June 30, 2014, page 32

Comment No. 4

Please revise your financial statements or expand your footnote disclosure to provide separate disclosure of the pro forma impacts of the acquisition of the Formation Portfolio and the MH2 Portfolio. Your revised disclosure should include a detailed description of any material adjustments recorded by the company as a result of the transactions.

Response to Comment No. 4

The Company has asked us to supplementally advise the Staff that in response to Comment 4, the Company has added tables in the footnotes to the pro forma on page 35 of the Amendment to disclose the pro forma impact of the acquisitions of the MH2 Portfolio and the Formation Portfolio. In addition, the Company has included in the pro forma financial statements, as well as the related footnotes, the pro forma impact of the acquisition of the Innkeepers Portfolio.

Notes to Pro Forma Financial Statements
Note 11, page 36

Comment No. 5

Please explain to us how you determined your adjustment to eliminate realized and unrealized gains (losses) related to foreign currency transactions is related to the merger transaction.

Response to Comment No. 5

The Company has asked us to supplementally advise the Staff that the adjustment to eliminate realized and unrealized gains (losses) relates to foreign currency transactions that were settled at maturity. Griffin-American financed the settlement with borrowings on its credit facility. The adjustment is necessary to reflect the amount outstanding on the Griffin-American credit facility, which is included in the amount the Company expects to finance in connection with the merger. The Company has asked us to supplementally advise the Staff that it has enhanced its disclosure for this pro forma adjustment in the footnotes on page 37 of the Amendment.

Note 18, page 36

Comment No. 6

Please reconcile the approximately $1.4 billion adjustment on the face of your pro forma balance sheet to the $4.0 billion purchase price described in your footnote. In addition, please explain to us why you are unable to make preliminary allocations to acquired intangible assets and liabilities.

Response to Comment No. 6

The Company has asked us to supplementally advise the Staff that the $1.4 billion adjustment represented the difference between Griffin-American’s $2.6 billion historical carrying value of real estate and the Company’s $4.0 billion purchase price all initially recorded as operating real estate. In this Amendment, the Company has added preliminary allocation to acquired intangible assets and liabilities

Mr. Tom Kluck
Securities and Exchange Commission    Page 4

on page 31, as further discussed below. As a result, the pro forma adjustment to operating real estate in the Amendment is revised to $1.0 billion, which combined with Griffin-American’s $2.6 billion historical carrying value, results in an aggregate of $3.6 billion of operating real estate being added in the pro forma balance sheet. The Company has asked us to supplementally advise the Staff that it has enhanced its disclosure for this pro forma adjustment in the footnotes on page 37 of the Amendment.

The Company has asked us to supplementally advise the Staff that it has preliminary allocated the estimated purchase price to Griffin-American’s tangible assets, intangibles acquired and liabilities assumed for purposes of these pro forma condensed consolidated financial statements, based on their estimated relative fair value assuming the merger was completed on the pro forma condensed consolidated balance sheet date presented. The Company estimated the fair value of Griffin-American’s assets and liabilities based on discussions with Griffin-American’s management, preliminary valuation studies, due diligence and information presented in Griffin-American’s and other comparable company’s public filings. The purchase price allocation has been made solely for the purpose of providing pro forma condensed consolidated financial statements and is presented based on estimates and certain limited information that is currently available. The assignment of fair value to Griffin-American’s assets acquired and liabilities assumed has not been finalized, is subject to change and could vary materially from the actual amounts at the time the merger is completed. A final determination of the fair value of Griffin-American's assets and liabilities, including intangibles, will be completed after a thorough analysis including the hiring of a third party based on the actual tangible assets, intangibles and liabilities of Griffin-American that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger.

Note 19, page 36

Comment No. 7

Please explain to us how the funding of real estate debt investments is directly related to the merger transaction.

Response to Comment No. 7

The Company has asked us to supplementally advise the Staff that the adjustment represents a commitment of Griffin-American to fund real estate debt investments subsequent to June 30, 2014. Griffin-American will finance the funding with borrowings on its credit facility, some of which has already been funded. The adjustment is necessary to reflect the amount outstanding on the Griffin-American credit facility, which is included in the amount the Company expects to finance in connection with the merger. The Company has asked us to supplementally advise the Staff that it has enhanced its disclosure for this pro forma adjustment in the footnotes on page 37 of the Amendment.

Note 24, page 36

Comment No. 8

Please explain to us how you determined your adjustment for expected transaction costs is factually supportable.

Response to Comment No. 8

Mr. Tom Kluck
Securities and Exchange Commission    Page 5

The Company has asked us to supplementally advise the Staff that transaction costs related to the merger include debt prepayment costs, loan fees, legal and other professional services costs and are factually supportable because such amounts are based on reliable, documented evidence such as invoices for costs incurred to date and estimates from third parties for additional costs expected to be incurred in connection with the merger. The Company has asked us to supplementally advise the Staff that it has enhanced its disclosure on page 38 of the Amendment by describing how the determination of its adjustment for expected transaction costs is factually supportable.

Unaudited Comparative Per Share Information, page 37

Comment No. 9

Please explain to us how the NorthStar pro forma combined earnings per share disclosed in this section reconciles to the earnings per share information disclosed in your pro forma financial statements on pages 32 and 33. In addition, please explain to us in greater detail how you have calculated the Griffin-American pro forma equivalent amounts. In your response explain to us how you determined the disclosure of the Griffin-American pro forma equivalent amounts would be appropriate and the authoritative guidance you relied upon.

Response to Comment No. 9

The Company has asked us to supplementally advise the Staff that the earnings per share information under “Unaudited Comparative Per Share Information” provides the earnings per share from continuing operations, as required by Item 3(f)(3) of Form S-4. In contrast, the earnings per share information under “NorthStar Realty Finance Corp. Unaudited Pro Forma Condensed Consolidated Financial Statements” represents net income (loss) per share and includes both continuing and discontinued operations and is calculated after giving effect to preferred stock dividends.

Additionally, the Company has asked us to supplementally advise the Staff that the pro forma equivalent amounts presented for Griffin-American were calculated by multiplying the Griffin-American pro forma combined amounts by an exchange ratio of 0.21 shares of NorthStar common stock (based on a Company share price of $18.00) for each share of Griffin-American common stock so that the per share amounts are equated to the respective values for one share of Griffin-American common stock. The Griffin-American pro forma equivalent amounts have been provided pursuant to the requirement set forth in Item 3(f) of Form S-4.

The Combined Company, page 88

Comment No. 10

Please revise to include disclosure as to the percentage each asset class will comprise of your overall portfolio post-merger.

Response to Comment No. 10

The Company has asked us to supplementally advise the Staff that in response to Comment 10, it revised the disclosure in the Amendment on page 90 under “The Combined Company” to include a pie chart which summarizes the percentage that each asset class will comprise of the Company’s overall portfolio post-merger.

Mr. Tom Kluck
Securities and Exchange Commission    Page 6

Comment No. 11

Please include, in this section or elsewhere, pro forma operating data for the combined company, including geographic diversification, tenant concentration, and lease expirations.

Response to Comment No. 11

The Company has asked us to supplementally advise the Staff that in response to Comment 11, it revised the disclosure in the Amendment on page 90 under “The Combined Company” to include geographic diversification and lease expirations data, on a pro forma basis, for the combined company. Currently and following the consummation of the merger, the Company does not expect to have a significant tenant concentration.

Certain Provisions of Maryland Law and of NorthStar’s Charter and Bylaws, page 93
Exclusive Forum, page 96

Comment No. 12

We note your disclosure regarding the forum selection clause in your bylaws. Please disclose that although you have included a choice of forum clause in your governing documents, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response to Comment No. 12

The Company has asked to supplementally advise the Staff that, after consulting with its Maryland counsel, it believes that the forum selection clause in its bylaws is enforceable under Maryland law. Maryland corporation law is supportive of the principles of freedom of contract and deference to a company’s bylaw provisions and given that Delaware courts have found substantially similar forum selection clauses to be enforceable (and Maryland courts often look to Delaware for guidance on corporate governance issues), the Company believes that it is unlikely that a Maryland court would refuse to enforce the Company’s forum selection clause. Accordingly, the Company respectfully believes that the risk of a court ruling that its forum selection clause is unenforceable is remote and such possibility need not be disclosed in the Registration Statement.

The Merger, page 107

Comment No. 13

We note that the Special Committee discussed a variety of financial and strategic alternatives before pursuing a merger with NorthStar. Please briefly describe any of these alternatives to the extent given material consideration and briefly describe why management and the board decided not to pursue these alternatives. Specifically, please discuss in greater detail the strategic alternatives considered by the Special Committee at the May 28, 2014 meeting and why a decision was made to continue to pursue a merger.

Response to Comment No. 13

The Company has asked us to supplementally advise the Staff that in response to Comment 13, it has revised the disclosure on page 115 of the Amendment to address the Staff’s comment.

Mr. Tom Kluck
Securities and Exchange Commission    Page 7

Comment No. 14

Please discuss whether each respective board believes that the transaction or consideration is fair from a financial point of view.

Response to Comment No. 14

The Company has asked us to supplementally advise the Staff that in response to Comment 14, it has revised the disclosure on page 111 of the Amendment to address the Staff’s comment.

Certain Unaudited Prospective Financial Information of NorthStar, page 127

Comment No. 15

Please explain your basis for including this information in your filing. In your response, tell us whether you consider this information to be a forecast or projection in accordance with Item 10(b) of Regulation S-K and the basis for your conclusion. To the extent you have determined this information is a projection or forecast, explain to us how you have applied the guidance in the AICPA Guide For Prospective Financial Information. This comment also applies to the section “Certain Unaudited Prospective Financial Information of Griffin-American on page 142.

Response to Comment No. 15

The Company has asked us to supplementally advise the Staff that the Company does not consider the information provided in the section entitled “Certain Unaudited Prospective Financial Information of NorthStar” or the information provided in the section entitled “Certain Unaudited Prospective Financial Information of Griffin-American” to be a forecast or projection under Item 10(b) of Regulation S-K, because this information has been provided in the Amendment solely to inform stockholders of the non-public unaudited prospective financial information that was exchanged between the parties. This information was not prepared with a view toward public disclosure or to influence stockholders’ decision on how to vote. Accordingly, the Company has asked us to supplementally advise the Staff that its view is that the prospective financial information exchanged by the parties is not a projection of future economic performance for the benefit of stockholders for which Item 10(b) of Regulation S-K applies.

Opinion of Stanger, page 129
Discounted Cash Flow Analysis, page 130

Comment No. 16

Please discuss in greater details the assumptions used in the discounted cash flow analysis, and specifically the assumption that fully deployed capital would be leveraged to 32% of real estate cost.

Response to Comment No. 16

The Company has asked us to supplementally advise the Staff that in response to Comment 16, it has revised the disclosure on page 135 of the Amendment to address the Staff’s comment.

Mr. Tom Kluck
Securities and Exchange Commission    Page 8

Public Market Comparable Analysis, page 131

Comment No. 17

Please expand upon the disclosure as to how estimated FFO and AFFO values of comparable companies were calculated, including whether the FFO values were all calculated in accordance with the NAREIT FFO definition.

Response to Comment No. 17

The Company has asked us to supplementally advise the Staff that in response to Comment 17, it has revised the disclosure on page 136 of the Amendment to address the Staff’s comment.

Comment No. 18

Please expand upon the qualitative analysis performed by Stanger, here and on page 133 in the precedent transaction analysis.

Response to Comment No. 18

The Company has asked us to supplementally advise the Staff that in response to Comment 18, it has revised the disclosure on pages 137 and 138 of the Amendment to address the Staff’s comment.

Opinion of BofA Merrill Lynch, page 137
Selected Precedent Transactions, page 140

Comment No. 19

Please discuss how the estimated financial data of the selected transactions was used in arriving at the implied per share equity value range for Griffin-American.

Response to Comment No. 19

The Company has asked us to supplementally advise the Staff that in response to Comment 19, it has revised the disclosure on page 145 of the Amendment to address the Staff’s comment.

Discounted Cash Flow Analysis, page 141

Comment No. 20

Please expand your disclosure as to how you conducted this analysis, including the value of the multiples used and estimated 2019 EBITDA.

Response to Comment No. 20

The Company has asked us to supplementally advise the Staff that in response to Comment 20, it has revised the disclosure on page 146 of the Amendment to address the Staff’s comment.

Exhibit 8.2

Mr. Tom Kluck
Securities and Exchange Commission    Page 9

Comment No. 21

We note the statement that the opinion letter may not be “relied upon for any purpose by any other person.” This statement appears to limit the reliance of the opinion to NorthStar. Please remove the statement and note that shareholders are entitled to rely upon the opinion.

Response to Comment No. 21

The Company has asked us to supplementally advise the Staff that in response to Comment 21, the form of opinion included as Exhibit 8.2 of the Amendment has been amended to delete the language that prohibited reliance by any other person. Based on Section III.D.1 of Staff Legal Bulletin No. 19, the Company’s tax counsel, Hunton & Williams LLP, believes that it is implicit that investors are entitled to rely on the opinion expressed after deletion of the disclaimer.

Annex C - Opinion of Robert A. Stanger & Co., Inc.

Comment No. 22

We note the statement in the last paragraph on page C-3 in the opinion provided by Stanger that the opinion “is for the exclusive use and benefit of the Special Committee . . . .” Please revise the opinion to remove the word “exclusive” as shareholders are entitled to rely upon the opinion.

Response to Comment No. 22

The Company has asked us to supplementally advise the Staff that in response to Comment 22, the opinion of Robert A. Stanger & Co. included in Annex C of the Amendment has been revised to delete the word “exclusive.”

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If you should have any questions concerning these responses, please contact the undersigned at (212) 558-4312 or Ronald J. Lieberman, the Company’s Executive Vice President, General Counsel and Secretary, at (212) 547-2604.

Very truly yours,

/s/ Robert W. Downes
Sullivan & Cromwell LLP

Mr. Tom Kluck
Securities and Exchange Commission    Page 10

cc:	Peter McPhun, Staff Accountant, Securities and Exchange Commission

Robert Telewicz, Staff Accountant, Securities and Exchange Commission
Kristina Aberg, Attorney-Advisor, Securities and Exchange Commission
David T. Hamamoto, NorthStar Realty Finance Corp.
Albert Tylis, NorthStar Realty Finance Corp.

Debra A. Hess, NorthStar Realty Finance Corp. Ronald J. Lieberman, NorthStar Realty Finance Corp.

Robert B. Schumer, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Bruce A. Gutenplan, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Charles K. Ruck, Latham & Watkins LLP
William J. Cernius, Latham & Watkins LLP
Julian Kleindorfer, Latham & Watkins LLP
David M. Wheeler, Latham & Watkins LLP